Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257676

PROSPECTUS SUPPLEMENT NO. 2
To Prospectus dated July 21, 2021

QUANTUM-SI INCORPORATED
Up to 101,465,310 Shares of Class A Common Stock
Up to 19,937,500 Shares of Class B Common Stock
Up to 135,000 Warrants

This prospectus supplement no. 2 supplements the prospectus dated July 21, 2021 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 3,968,319 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), which consists of (i) up to 135,000 shares of Class A common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, HighCape Capital Acquisition Corp., a Delaware corporation (“HighCape”), at an exercise price of $11.50 per share of Class A common stock, and (ii) up to 3,833,319 shares of Class A common stock that are issuable upon the exercise of 3,833,319 warrants issued in connection with the initial public offering of HighCape (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).

On June 10, 2021, HighCape consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of February 18, 2021 (the “Business Combination Agreement”), by and among HighCape, Tenet Merger Sub, Inc., a Delaware corporation, and Quantum-Si Incorporated, a Delaware corporation (“Legacy Quantum-Si”). Immediately upon the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement, Merger Sub merged with and into Legacy Quantum-Si, with Legacy Quantum-Si surviving the Business Combination as a wholly-owned subsidiary of HighCape (the “Merger”). In connection with the Business Combination, HighCape changed its name to “Quantum-Si Incorporated” and Legacy Quantum-Si changed its name to “Q-SI Operations Inc.”

The Prospectus and prospectus supplement also relate to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 135,000 Private Placement Warrants, (ii) 135,000 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, (iii) 2,178,750 shares of Class A common stock held by HighCape’s sponsor, HighCape Capital Acquisition LLC (the “Sponsor”) and certain of its transferees (the “Founder Shares”), (iv) 42,500,000 shares of Class A common stock issued in a private placement in connection with the closing of the Business Combination, (v) 696,250 shares of Class A common stock issued in a private placement to certain affiliates of Foresite Capital Management, LLC in connection with the closing of the Business Combination, (vi) 52,121,991 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Quantum-Si pursuant to the Business Combination Agreement, including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), and (vii) 19,937,500 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock, shares of Class B common stock or Private Placement Warrants by the Selling Securityholders or of shares of Class A common stock by us pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants or the Options. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on September 24, 2021.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock and Public Warrants are listed on Nasdaq under the symbols “QSI” and “QSIAW,” respectively. On September 23, 2021, the closing price of our Class A common stock was $9.12 and the closing price of our Public Warrants was $2.20.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 24, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 20, 2021

QUANTUM-SI INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	001-39486	85-1388175
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

530 Old Whitfield Street Guilford, Connecticut (Address of principal executive offices)	06437 (Zip Code)

Registrant’s telephone number, including area code: (203) 458-7100

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QSI	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	QSIAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company          ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On September 20, 2021, Quantum-Si Incorporated (the “Company”) entered into a Binders Collaboration (the “Collaboration”) with Protein Evolution, Inc. (“PEI”) to develop technology and methods in the field of nanobodies and potentially other binders to produce novel biological reagents and related data (the “Reagents”). The Collaboration is made pursuant to and governed by the Technology and Services Exchange Agreement (“TSEA”), effective as of June 10, 2021, by and among the Company and the participants named therein, including PEI. The TSEA was previously filed as Exhibit 10.12 to the Company’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on March 1, 2021. The Executive Chairman of the Company, Dr. Jonathan M. Rothberg, who together with his affiliates are controlling stockholders of the Company, serves as Chairman of the Board of Directors of PEI and the Rothberg family are controlling stockholders of PEI. In accordance with its related party transaction policy, the Company's audit committee pre-approved the Collaboration.

Under the terms of the Collaboration, PEI agreed to (i) provide research and development services (the “Services”), (ii) deliver Reagents, and (iii) disclose all other biological materials, data, written materials, methods, processes, technologies and other results of the Services (the “Process Results”) to the Company, pursuant to a work plan and budget to be developed by the parties. The Collaboration provides for the Services to be performed over a 24-month period, subject to extensions as may be agreed to by the Company and PEI. The Company agreed to pay PEI for the Services in accordance with the budget and in an amount not to exceed $13.5 million, unless otherwise agreed to by the Company in its sole discretion. The Collaboration permits PEI to enter into sponsored research agreements with certain academic institutions or other third parties to perform services under the Collaboration and for the Company to provide 80% of sponsored research funding under the Collaboration as part of its up to $13.5 million contribution to the budget and PEI to provide 20% of the sponsored research funding from other sources.

The Collaboration provides that the Company will own all intellectual property and other rights to the Reagents and PEI will own all intellectual property and other rights to the Process Results. Additionally, PEI granted the Company a royalty-free, fully-paid, perpetual, worldwide, non-exclusive, sublicensable license under PEI’s rights in the Process Results, including any patent rights associated therewith, to, among other things, make or sell products and services and otherwise exploit the Process Results in all fields other than the PEI Field (as defined below). Furthermore, PEI granted the Company a royalty-free, fully-paid up, perpetual, worldwide, non-exclusive, sublicensable license under PEI’s rights in the Process Results, including under any patent rights associated therewith, to, among other things, make or sell the Company’s technology platforms and any diagnostic, therapeutic or other product that is initially discovered or developed by a customer of the Company with the use of such technology platforms. In addition, the Company granted PEI a royalty-free, fully-paid up, perpetual, worldwide, co-exclusive, sublicensable license under the rights in the Reagents, including any patent rights associated therewith, to, among other things, make or sell products and services and otherwise exploit the Process Results in the field of protein and/or molecule design, evolution, discovery, application, and/or characterization, including, but not limited to, for therapeutics, diagnostics, agriculture, and/or industrial purposes (the “PEI Field”).

The parties agreed that the Collaboration will continue until the Reagents are produced to the Company’s satisfaction or the Company or PEI terminates by giving 180 days’ written notice.

The foregoing summary of the Collaboration is qualified in its entirety by reference to the full text of the Collaboration, a copy of which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUANTUM-SI INCORPORATED

		By:	/s/ John Stark
		Name:	John Stark
		Title:	Chief Executive Officer

Date:	September 24, 2021